UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

EXPLANATORY NOTE

This report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on December 23, 2022 (Registration No. 333-268993), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Management and Board of Directors

Infobird Co., Ltd (the “Company”) today announced that its board of directors (the “Board”) has received resignations from (i) Mr. Yimin Wu as the chairman of the Board for personal reasons, and (ii) Mr. Xiangyang Wen, Mr. Feng Liu, and Mr. Xuan Li, as a director of the Board and their respective positions at certain committees of the Board for personal reasons, all effective from March 15, 2023. Mr. Yimin Wu still retains his position as a director of the Board.

Ms. Cheuk Yee Li, a director of the Company since October 2022 and our Chief Executive Officer since November 2022, has been appointed to serve as the chairman of the Board, and Ms. Yiting Song, a director of the Company since October 2022 and our Chief Financial Officer since November 2022, has been appointed to serve on the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) of the Board, both effective from March 15, 2023.

In addition, the Board has approved the appointment of Mr. Shaoyang E, an independent director of the Company. Mr. E will also serve on the audit committee (the “Audit Committee”), the Compensation Committee and the Nominating and Corporate Governance Committee of the Board, all effective from March 15, 2023.

Mr. E is the general manager of Shanghai Junmeng Network Technology Co., Ltd. (“Junmeng”). Prior to joining Junmeng, he was the founder and chief executive officer of Beijing DaoYi Network Technology Co., Ltd. from April 2017 to January 2022. Prior to that, he was the vice president at Baidu Game from February 2015 to January 2017. Mr. E received his bachelor degree in Computational Science and Technology from North East University and his EMBA from the Guanghua School of Management of Peking University.

After these changes, the Company’s Board is comprised of Ms. Cheuk Yee Li (chairman of the Board), Mr. Yimin Wu, Ms.Yiting Song, Ms. Qian Qu (independent director), and Mr. Shaoyang E (independent director). The Audit Committee is comprised of Ms. Qian Qu (chair) and Mr. Shaoyang E. The Compensation Committee is comprised of Ms.Yiting Song (chair) and Mr. Shaoyang E. The Nominating and Corporate Governance Committee is comprised of Mr. Shaoyang E (chair) and Ms.Yiting Song.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2023

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Director and Chief Financial Officer